Exhibit 99.1
IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	IMG IAG 146.5MM 151.6MM Cdn$6.68 - $10.77

FOR IMMEDIATE RELEASE: July 12, 2005	No. 08/05

STRONG RESULTS CONTINUE FROM QUIMSACOCHA

Toronto, Ontario, July 12, 2005 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce the results of an additional 21 diamond drill holes on its Quimsacocha project in Ecuador. The results are shown in Table 1 and the hole locations are shown on Figure 1.

Strong results continue to be received from the D1 zone, the most outstanding being the following:

•	Hole 188 - 18.7m averaging 8.0 g/t gold
•	Hole 197 - 50.4m averaging 7.9 g/t gold

Results from two holes (#202 and 205) drilled in the northwest of the D1 zone showed good widths but with lower grade. These holes were put down in order to test a possible extension of mineralization to the northwest. Although the holes did not intersect high grades (best intersect: 32.3m averaging 1.3 g/t gold) the significance of this mineralized extension is not fully evaluated.

In Loma Larga, the southerly continuation of the D1 mineralization continues to be filled in. In a press release of May 16, 2005, it was reported that hole 183 had an outstanding intersection (22.3m averaging 31.4 g/t gold). In the most recent drilling, holes on sections 50m to the north and south of hole 183 have returned very good results:

•	Hole 190 - 59.3m averaging 5.1 g/t gold
•	Hole 192 - 67.5m averaging 10.3 g/t gold

Five holes (holes 194, 198, 201, 203 and 206) have been drilled in the Rio Falso target which lies about one kilometer to the southwest of Loma Larga. While gold values are low (only trace amounts) and strong silicification is not seen in the Rio Falso drill holes, a number of the holes do have elevated silver values (highest value: 272.3 g/t silver over 4.1m). In addition, surface outcrops at Rio Falso are silicified and, as a result, the target warrants further work.

In July, the IAMGOLD geologic team will review the drilling to date and the related geologic interpretation in anticipation of the commencement of a resource estimate. During this period, the drill contractor will take a break and drilling will recommence in early August. Roscoe, Postle and Associates have been contracted to do the independent resource estimate. The calculation of resources is expected to begin in September, thus maximizing the number of drill holes available for the estimate, and it is anticipated that the resource estimate will be available no later than early November. The focus of the drill campaign for the remainder of the year will be on the southern extension of the Loma Larga zone and on other prospective targets that have been identified on the property.

Qualified Person/Quality Control Notes

Analyses of drill core samples were carried out by fire assay at the laboratory of British Standards Institute in Lima, Peru.

The “Qualified Person” reviewing the work at Quimsacocha is Dennis Jones, P. Geo, Vice-President Exploration at IAMGOLD, who as a result of his education, affiliation with a professional association and past relevant work experience, fulfills the requirements to be a “Qualified Person” for the purposes of NI43-101.

This press release includes certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD’s expectations are disclosed under the heading “Risk Factors” and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information please contact:

IAMGOLD Corporation:

Dennis Jones
Vice President Exploration
Tel: (416) 360-4710	Fax: (416) 360-4750	Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Table 1
Significant Intersections from 2005 Drilling
At Quimsacocha as Reported on July 12, 2005
(Intersections where gold values are > 5 g/t are highlighted)
Hole	From (m)	To (m)	Length (m)	Gold (g/t)	Silver (g/t)	Copper (%)	Zone
181*	94.9	212.9	118.1	3.0	7.7	0.1	Loma Larga
including	129.0	143.4	14.4	8.5	18.4	0.1
182*	47.0	61.0	14.0	8.5	19.0	0.8	D1
	159.0	165.4	6.4	7.5	66.9	1.9
183*	138.7	161.0	22.3	31.4	50.7	2.4	Loma Larga
including	146.0	161.0	15.0	45.1	65.4	3.5
184*	161.5	184.0	22.4	4.1	25.2	0.3	D1
including	176.9	182.9	6.0	9.0	61.3	0.9
185	129.5	140.8	11.3	5.7	31.3	0.7	Loma Larga
186	163.9	197.0	33.1	1.7	12.0	0.1	D1
187	138.8	152.0	13.2	3.9	12.8	0.0	Loma Larga
188	158.0	176.7	18.7	8.0	47.7	1.2	D1
including	158.0	165.0	7.0	13.0	73.6	2.1
189	173.4	197.0	23.7	3.7	20.6	0.2	D1
including	180.4	189.1	8.8	7.0	37.4	0.3
190	124.7	184.0	59.3	5.1	30.0	0.3	Loma Larga
including	172.0	183.1	11.1	13.8	94.4	0.6
191	163.0	199.2	36.2	4.5	36.4	1.1
including	176.3	178.3	2.0	18.7	142.0	5.1	D1
including	194.4	199.2	4.8	12.3	94.0	3.7
192	144.7	212.1	67.5	10.3	28.2	0.8	Loma Larga
including	169.0	196.0	27.0	17.3	36.8	1.3
193	170.7	199.5	28.8	2.6	19.8	0.5	D1
194	60.5	64.6	4.1	0.0	272.3	0.0	Rio Falso
195	152.0	229.6	77.6	1.8	18.1	0.1	Loma Larga
	257.2	263.8	6.6	2.3	26.2	1.0
196	165.9	177.2	11.3	6.9	54.7	1.0	D1
197	131.6	182.0	50.4	7.9	50.7	0.8	D1
including	144.9	159.8	14.9	12.0	52.7	0.9
including	171.4	180.8	9.3	17.0	155.0	2.5
198	0.0	17.5	17.5	0.0	1.6	0.0	Rio Falso
199…	114.0	123.5	9.5	14.7	18.6	1.2	D1
200	126.9	166.6	39.7	3.5	17.0	0.2	Loma Larga
	188.5	197.6	9.1	5.7	22.0	0.6
201	101.5	124.8	23.3	0.0	80.0	0.0	Rio Falso
202	251.0	269.0	18.0	1.0	16.9	0.2	D1
203	10.7	18.3	7.6	0.0	0.5	0.0	Rio Falso
205	235.6	267.9	32.3	1.3	8.3	0.0	D1
	252.7	262.0	9.3	3.1	13.9	0.1
206	25.3	40.0	14.7	0.0	Pending		Rio Falso

*	Gold assays reported in May 16, 2005 press release; now updated with silver and copper assays.
…	Includes 0.7m averaging 180.8 g/t gold.

Figure1:
PLAN VIEW OF DRILL HOLES

(Holes are inclined; hole collars are shown)

Current release
Previously reported
N
D1 ZONE
LOMA LARGA ZONE
1 km to Rio Falso Zone
698 000
698 500
699 000
9 664 000
9 663 500
meters
100
91
96
110
125
202
111
92
205
130
189
128
193
186
191
178
180
184
89-95
188
175
134
165
173
176
163
143
133-135
136
157
102
132
129-150
159
141-142
160
161
147
144
139
154
146
103-140
151-153
119
117-118
112
113
121
106
109-114
83
116
84
123
87
85-86
88
120
107
131
197
196
124
115
126
127
182
170
167-168
171
199
155
156
122
108
190
137
187
181
138
105
195
183
179
185
192
101
104
200
145-148
177
174
169-172
164-166
149
152
162
158

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